Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Announces
Efrat Makov as New Chief Financial Officer

TEL AVIV, ISRAEL, July 25, 2005, – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), the worldwide leader in Software Digital Rights Management (DRM) and USB-based authentication solutions, and a leading innovator in enterprise secure content management (Enterprise Security), today announced Ms. Efrat Makov as its new Chief Financial Officer effective September 2005.

A seasoned finance executive with 14 years of financial and operational experience, Makov formerly held management positions at two Israeli-based NASDAQ-listed companies, most recently holding the role of Vice President of Finance at Check Point Software Technologies Ltd. Prior to that, Makov was the Director of Finance for NUR Macroprinters Ltd. in charge of the corporate accounting, tax and treasury functions. Previously, Makov spent 7 years in public accounting with Arthur Andersen in its New York, London and Tel Aviv offices. A CPA in Israel and the United States, Makov graduated from Tel Aviv University with a degree in accounting and economics.

“An accomplished executive, Efrat brings extensive corporate finance and operations experience to Aladdin,” said Yanki Margalit, Chief Executive Officer of Aladdin Knowledge Systems. “Efrat’s management expertise and international experience will serve as a significant asset for Aladdin and its senior management team, building on our strong financial position and solid strategic direction. We welcome her onboard.”

About Aladdin

Aladdin Knowledge Systems Ltd. is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam, viruses and spyware. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security. Aladdin’s Software DRM products allow software publishers to protect their intellectual property and increase revenues by reducing losses from software theft and piracy. Its Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security). Visit the Aladdin Web site at www.Aladdin.com.

Safe Harbor Statement

Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control.